Exhibit 2

Stock Listing Information

NYSE (ADS)

Ticker: CX

MEXICAN STOCK EXCHANGE

Ticker: CEMEXCPO

Ratio of CEMEXCPO TO CX = 10:1

Investor Relations

In the United States

1 877 7CX NYSE

In Mexico:

52 (81) 8888 4292

E-Mail:

ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	15,265	14,445	6%		15,265	14,445	6%	
Consolidated ready-mix volume (thousand cubic meters)	12,281	10,757	14%		12,281	10,757	14%	
Consolidated aggregates volume (thousand metric tons)	35,171	32,502	8%		35,171	32,502	8%	
Net sales	3,384	3,043	11%	9%	3,384	3,043	11%	9%
Gross profit	963	820	17%	14%	963	820	17%	14%
Gross profit margin	28.5%	26.9%	1.5pp		28.5%	26.9%	1.5pp	
Operating income	172	148	16%	11%	172	148	16%	11%
Operating Income margin	5.1%	4.9%	0.2pp		5.1%	4.9%	0.2pp	
Consolidated net income (loss)	(279)	(341)	18%		(279)	(341)	18%	
Controlling interest net income (loss)	(276)	(342)	19%		(276)	(342)	19%	
Operating EBITDA	519	515	1%	(2%)	519	515	1%	(2%)
Operating EBITDA margin	15.3%	16.9%	(1.6pp)		15.3%	16.9%	(1.6pp)	
Free cash flow after maintenance capital expenditures	(317)	(171)	(85%)		(317)	(171)	(85%)	
Free cash flow	(329)	(198)	(66%)		(329)	(198)	(66%)	
Net debt plus perpetual notes	17,575	17,991	(2%)		17,575	17,991	(2%)	
Total debt	17,059	16,472	4%		17,059	16,472	4%	
Total debt plus perpetual notes	18,231	19,458	(6%)		18,231	19,458	(6%)	
Earnings (loss) per ADS	(0.27)	(0.36)	24%		(0.27)	(0.36)	24%	
Fully diluted earnings per ADS	N/A	N/A	N/A		N/A	N/A	N/A	
Average ADSs outstanding	1,016.1	998.1	2%		1,016.1	998.1	2%	
Employees	46,200	46,870	(1%)		46,200	46,870	(1%)	

In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the first quarter of 2011 reached US$3,384 million, representing an increase of 11% compared with the first quarter of 2010, or an increase of 9% on a like-to-like basis for the ongoing operations. The increase in consolidated net sales was due to higher volumes mainly from our Mexican, European, and South/Central America and Caribbean operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales decreased by 1.5 percentage points during the first quarter of 2011. The decrease in expenses as a percentage of net sales is mainly the result of improved economies of scale resulting from higher volumes. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales increased 1.3 percentage points during the quarter compared with the same period last year, from 22.1% to 23.4%. SG&A expenses increased as a result of higher distribution expenses during the quarter.

Operating EBITDA increased 1% during the first quarter of 2011 compared with the same period last year, to US$519 million. The increase was due mainly to higher contributions from our Mexican and European operations and our cost-reduction initiatives, offsetting a decline in other regions. On a like-to-like basis for the ongoing operations, operating EBITDA decreased 2%. **Operating EBITDA margin** decreased 1.6 percentage points, from 16.9% in the first quarter of 2010 to 15.3% this quarter.

Other expenses, net, for the quarter were US$76 million, which included amortization of fees related to early redemption of debt and severance payments.

Exchange gain (loss), net, for the quarter was a gain of US$109 million, resulting mainly from the appreciation of the euro and Mexican peso against the US dollar.

Gain (loss) on financial instruments for the quarter was a loss of US$44 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$276 million in the first quarter of 2011 versus loss of US$342 million in the first quarter of 2010. This reflects higher operating income, higher exchange gain, and lower other expenses, which more than offset higher interest expense during the quarter.

Total debt plus perpetual notes increased US$502 million during the quarter.

2011 First Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – March				First quarter			
	2011	% Var.	2010	l-t-l % Var.*	2011	% Var.	2010	l-t-l % Var.*
Net sales	842	742	14%	7%	842	742	14%	7%
Operating EBITDA	292	258	13%	7%	292	258	13%	7%
Operating EBITDA margin	34.6 %	34.8%	(0.2pp)		34.6 %	34.8%	(0.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	1%	1%	16%	16%	8%	8%
Price (USD)	11%	11%	12%	12%	18%	18%
Price (local currency)	5%	5%	6%	6%	12%	12%

Our Mexican operations' domestic gray cement volumes increased 1% during the quarter versus the same period last year, while ready-mix volumes increased 16% over the same period. Construction activity for the quarter was driven mainly by the infrastructure sector supported by the initiation of new projects delayed from 2010. During the quarter, the residential and industrial-and-commercial sectors experienced a moderate increase.

United States

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	507	552	(8%)	(8%)	507	552	(8%)	(8%)
Operating EBITDA	(48)	(23)	(105%)	(105%)	(48)	(23)	(105%)	(105%)
Operating EBITDA margin	(9.5%)	(4.2%)	(5.3pp)		(9.5%)	(4.2%)	(5.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	(10%)	(10%)	(11%)	(11%)
Price (USD)	(3%)	(3%)	(0%)	(0%)	5%	5%
Price (local currency)	(3%)	(3%)	(0%)	(0%)	5%	5%

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States decreased 4%, 10%, and 11%, respectively, during the first quarter of 2011 versus the same period last year. On a like-to-like basis for the ongoing operations, aggregates volumes decreased 6% during the quarter versus the comparable period last year. Demand for building materials continues to be affected by lower activity in the residential and industrial-and-commercial sectors. Infrastructure spending continued to show strength. Unfavorable weather conditions, especially in the Midwest, Georgia, and California, affected volumes for the quarter. In addition, volumes were down due to the restructuring of our business in Arizona.

2011 First Quarter Results Page 3

OPERATING RESULTS

Europe

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,171	947	24%	21%	1,171	947	24%	21%
Operating EBITDA	50	(1)	N/A	N/A	50	(1)	N/A	N/A
Operating EBITDA margin	4.2%	(0.1%)	N/A		4.2%	(0.1%)	N/A	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January – March	First Quarter	January – March	First Quarter
Volume	25%	25%	29%	29%	21%	21%
Price (USD)	(1%)	(1%)	3%	3%	4%	4%
Price (local currency)	(3%)	(3%)	0%	0%	2%	2%

In our European operations, volumes were positively affected by good weather conditions in most countries during the quarter in comparison with the same quarter a year ago, as well as pent-up demand resulting from poor weather conditions in December 2010, when adverse weather affected construction.

In CEMEX's operations in Spain, our domestic gray cement and ready-mix volumes increased 5% and 16%, respectively, during the first quarter of 2011 compared with the same period last year. Despite the year-over-year volume improvement, construction activity continues to be affected by weak demand in all our regions and sectors in Spain. Performance from the residential sector continues to be impacted by high inventory levels and lack of financing. Activity from the infrastructure sector remains stagnant, reflecting reduced expenditures as well as cuts in the national funds.

Our United Kingdom operations' domestic gray cement, ready-mix, and aggregates volumes increased 20%, 30%, and 16%, respectively, during the first quarter of 2011 versus the same period in 2010. Demand for building materials during the quarter was driven by the infrastructure and residential sectors.

In CEMEX's operations in France, our domestic ready-mix and aggregates volumes increased 29% and 24%, respectively, during the first quarter of 2011 versus the comparable period of last year. The residential sector continues to drive activity for building materials for the quarter given favorable credit conditions as well as ongoing tax incentives. Performance from the infrastructure sector during the quarter was positive because new developments that were postponed from last year were initiated during the quarter. In addition, the industrial-and-commercial sector experienced an increase in the number of new project starts.

In Germany, our domestic gray cement volumes increased 60% during the first quarter versus the comparable period of 2010. Results for the quarter continue to be driven by the residential sector, supported by historically low mortgage rates, shrinking unemployment, and higher wages. Performance from the industrial-and-commercial sector was driven by an increase in building permits of non-residential buildings supported by the current economic upswing, and by higher capacity utilization. Activity from the infrastructure sector continued its downward trend given the lack of fiscal stimulus funds.

Domestic gray cement volumes for our operations in Poland increased 53% during the quarter versus the comparable period last year. Construction activity for the quarter was mainly driven by the infrastructure sector, as the government has initiated a series of programs for highways and the construction of express roads. The residential sector remained stable.

Our domestic gray cement volumes as a whole in the region increased 25% during the quarter versus the comparable period of 2010.

2011 First Quarter Results Page 4

OPERATING RESULTS

South/Central America and the Caribbean

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	396	367	8%	7%	396	367	8%	7%
Operating EBITDA	117	126	(8%)	(9%)	117	126	(8%)	(9%)
Operating EBITDA margin	29.4%	34.4%	(5.0pp)		29.4%	34.4%	(5.0pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January – March	First Quarter	January – March	First Quarter
Volume	4%	4%	8%	8%	35%	35%
Price (USD)	3%	3%	4%	4%	(4%)	(4%)
Price (local currency)	1%	1%	2%	2%	(5%)	(5%)

CEMEX's domestic gray cement volumes for our operations in Colombia decreased 2% during the first quarter of 2011 versus the comparable period of last year. Sales volumes for the quarter were affected by a strike from carriers during the month of February. In addition, adverse weather conditions during the quarter also had a negative effect on volumes. The main driver of demand for the quarter continues to be the residential sector, supported by low-and-middle income housing development. Activity from the infrastructure sector remains stable.

Our domestic gray cement volumes in the region as a whole increased 4% during the first quarter of 2011 versus the comparable period last year.

Africa and the Middle East

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	248	264	(6%)	(3%)	248	264	(6%)	(3%)
Operating EBITDA	80	83	(4%)	1%	80	83	(4%)	1%
Operating EBITDA margin	32.2%	31.7%	0.5pp		32.2%	31.7%	0.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January – March	First Quarter	January – March	First Quarter
Volume	(7%)	(7%)	9%	9%	1%	1%
Price (USD)	(9%)	(9%)	2%	2%	8%	8%
Price (local currency)	(2%)	(2%)	(1%)	(1%)	4%	4%

Domestic gray cement volumes for our operations in Egypt decreased 6% during the first quarter of 2011 versus the comparable period of last year. Our sales volumes were affected by the political and social unrest occurring at the beginning of the year, which temporarily slowed Egypt's economy and affected the overall business environment. The residential sector, mainly low and middle-income housing, continued to drive construction activity during the quarter. All other demand segments, however, were depressed.

Our domestic gray cement volumes in the region as a whole decreased 7% during the quarter versus the same period last year.

2011 First Quarter Results Page 5

OPERATING RESULTS

Asia

	January – March				First quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	122	125	(2%)	(7%)	122	125	(2%)	(7%)
Operating EBITDA	21	33	(36%)	(38%)	21	33	(36%)	(38%)
Operating EBITDA margin	17.4%	26.5%	(9.1pp)		17.4%	26.5%	(9.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – March	First Quarter	January – March	First Quarter	January – March	First Quarter
Volume	(5%)	(5%)	2%	2%	5%	5%
Price (USD)	0%	0%	15%	15%	13%	13%
Price (local currency)	(4%)	(4%)	7%	7%	2%	2%

In the Philippines, our domestic gray cement volumes decreased 12% during the first quarter of 2011 versus the comparable period of last year. Results for the quarter were affected by delays in the release of annual government budget funds coupled with delays in the initiation of new infrastructure projects under the public-private partnerships. Growth in the construction activity from the residential sector stalled, whereas the industrial-and-commercial sector experienced a marginal increase. In addition, unfavorable weather conditions, especially in the central and southern regions of the country, affected volumes during the quarter.

Our domestic gray cement volumes in the region as a whole decreased 5% during the quarter versus the comparable period in 2010.

2011 First Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow [1]

	January - March			First quarter		
	2011	2010	% Var.	2011	2010	% Var.
Operating income	172	148	16%	172	148	16%
+ Depreciation and operating amortization	346	367		346	367	
Operating EBITDA	519	515	1%	519	515	1%
- Net financial expense	304	275		304	275	
- Maintenance capital expenditures	23	28		23	28	
- Change in working capital	433	328		433	328	
- Taxes paid	67	50		67	50	
- Other cash items (net)	8	6		8	6	
Free cash flow after maintenance capital expenditures	(317)	(171)	(85%)	(317)	(171)	(85%)
- Expansion capital expenditures	13	27		13	27	
Free cash flow	(329)	(198)	(66%)	(329)	(198)	(66%)

In millions of US dollars, except percentages.

The increase in debt during the quarter reflects the negative free cash flow generation as well as a negative foreign exchange conversion effect of US$294 million during the quarter, among other factors.

Information on debt and perpetual notes

	First quarter			Fourth quarter
	2011	2010	% Var.	2010
Total debt	17,059	16,472	4%	16,409
Short-term	0%	5%		3%
Long-term	100%	95%		97%
Perpetual notes	1,172	2,986	(61%)	1,320
Cash and cash equivalents	656	1,467	(55%)	676
Net debt plus perpetual notes	17,575	17,991	(2%)	17,053
Consolidated funded debt/EBITDA*	6.93	N/A		7.43
Interest coverage*	1.96	N/A		1.95

	First quarter	
	2011	2010
Currency denomination		
US dollar	73%	64%
Euro	23%	26%
Mexican peso	4%	10%
Other	0%	0%
Interest rate		
Fixed	51%	31%
Variable	49%	69%

In millions of US dollars, except percentages.

* Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.

On January 11, 2011, CEMEX closed an offering of US$1,000 million aggregate principal amount of senior secured notes. The notes, which mature in 2018 and pay a coupon of 9.00% annually, were issued at a price of 99.364% of face value and will be callable commencing on the 4th anniversary of their issuance date.

On April 5, 2011, CEMEX closed an offering of US$800 million aggregate principal amount of senior secured notes. The notes, which mature in 2015 and pay interest quarterly at three-month U.S. Dollar LIBOR plus 500 basis points were issued at a price of 99.001% of face value. CEMEX used the proceeds from the offering to prepay indebtedness under its Financing Agreement.

During the first quarter of 2011, through various transactions including the exercise of call options and tender offers, CEMEX early amortized Certificados Bursátiles for a total aggregate amount of US$673 million. The original maturities of such Certificados Bursátiles were September 2011 until March 2012.

Additional Financing Activities: On March 15, CEMEX announced the closing of an offering of US$1.67 billion aggregate principal amount of two series of convertible subordinated notes, US$977 million in 3.25% notes which mature in 2016, and US$690 million in 3.75% notes which mature in 2018. The Notes will be convertible into American Depositary Shares, or ADSs, of CEMEX at an initial conversion price of approximately U.S.$11.28 per ADS, that represents an approximately 30% conversion premium over the last reported sale price of ADSs on March 9, 2011. The conversion rate and the conversion price will be subject to adjustment in certain events, such as distributions of dividends or stock splits. CEMEX is using the net proceeds from the offering of the notes to: (i) fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the notes, (ii) prepay indebtedness under CEMEX's Financing Agreement, and (iii) repay long-term notes previously issued by CEMEX in the Mexican capital markets (Certificados Bursátiles). As a result of the prepayments made under the Financing Agreement, CEMEX will avoid an increase of 150 basis points in the agreement's annual interest rate and has also made all required principal payments under the Financing Agreement until June 2013.

2011 First Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,005,132,936
CPOs issued due to recapitalization of retained earnings	400,872,044
Less increase (decrease) in the number of CPOs held in subsidiaries	666,725
Stock-based compensation	0
End-of-quarter CPO-equivalent units outstanding	10,405,338,255

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of March 31, 2011, executives had outstanding options on a total of 94,681,156 CPOs, with a weighted-average strike price of approximately US$1.86 per CPO (equivalent to US$18.56 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2011, our executives held 18,869,704 restricted CPOs, representing 0.2% of our total CPOs outstanding.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	First quarter		Fourth quarter
Notional amounts [1]	2011	2010	2010
Equity [2]	3,142	1,651	1,644
Estimated aggregate fair market value [1] [3]	223	(41)	(55)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of March 31, 2011, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$257 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of March 31, 2011, the notional amount of this derivative was US$195 million, with a positive fair market value of approximately US$34 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of March 31, 2011, the fair value of such financial guarantee represents a liability of US$76 million net of a collateral deposit of US$90 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$193 million as of March 31, 2011.

2011 First Quarter Results Page 8

OPERATING RESULTS

cemex

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of US Dollars, except per ADS amounts)

INCOME STATEMENT	January - March				First quarter			
	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Net Sales	3,384,113	3,042,648	11%	9%	3,384,113	3,042,648	11%	9%
Cost of Sales	(2,421,088)	(2,222,758)	(9%)		(2,421,088)	(2,222,758)	(9%)	
Gross Profit	963,025	819,890	17%	14%	963,025	819,890	17%	14%
Selling, General and Administrative Expenses	(790,683)	(671,493)	(18%)		(790,683)	(671,493)	(18%)	
Operating Income	172,342	148,397	16%	11%	172,342	148,397	16%	11%
Other Expenses, Net	(75,615)	(87,818)	14%		(75,615)	(87,818)	14%	
Operating Income After Other Expenses, Net	96,728	60,579	60%		96,728	60,579	60%	
Financial Expenses	(346,629)	(314,651)	(10%)		(346,629)	(314,651)	(10%)	
Financial Income	10,298	6,398	61%		10,298	6,398	61%	
Exchange Gain (loss), Net	109,035	56,859	92%		109,035	56,859	92%	
Monetary Position Gain (loss)	2,314	(43)	N/A		2,314	(43)	N/A	
Gain (loss) on Financial Instruments	(43,807)	(40,878)	(7%)		(43,807)	(40,878)	(7%)	
Total Comprehensive Financing (cost) Income	(268,788)	(292,315)	8%		(268,788)	(292,315)	8%	
Net Income Before Income Taxes	(172,061)	(231,736)	26%		(172,061)	(231,736)	26%	
Income Tax	(88,327)	(86,135)	(3%)		(88,327)	(86,135)	(3%)	
Net Income Before Participation of Uncons. Subs.	(260,388)	(317,870)	18%		(260,388)	(317,870)	18%	
Participation in Unconsolidated Subsidiaries	(18,148)	(23,428)	23%		(18,148)	(23,428)	23%	
Consolidated Net Income (loss)	(278,536)	(341,299)	18%		(278,536)	(341,299)	18%	
Non-controlling interest Net Income (loss)	(2,368)	702	N/A		(2,368)	702	N/A	
CONTROLLING INTEREST NET INCOME (LOSS)	(276,168)	(342,001)	19%		(276,168)	(342,001)	19%	
Operating EBITDA	518,526	515,010	1%	(2%)	518,526	515,010	1%	(2%)
Earnings (loss) per ADS	(0.27)	(0.36)	24%		(0.27)	(0.36)	24%	

BALANCE SHEET	As of March 31		
	2011	2010	% Var.
Total Assets	42,549,894	44,996,807	(5%)
Cash and Temporary Investments	656,004	1,467,372	(55%)
Trade Accounts Receivables	1,299,956	1,115,955	16%
Other Receivables	1,086,570	799,949	36%
Inventories	1,413,647	1,401,185	1%
Other Current Assets	267,356	288,830	(7%)
Current Assets	4,723,533	5,073,291	(7%)
Fixed Assets	18,980,911	19,370,745	(2%)
Other Assets	18,845,449	20,552,771	(8%)
Total Liabilities	25,158,933	25,615,673	(2%)
Current Liabilities	4,091,379	4,060,268	1%
Long-Term Liabilities	16,989,808	15,697,184	8%
Other Liabilities	4,077,746	5,858,222	(30%)
Consolidated Stockholders' Equity	17,390,961	19,381,133	(10%)
Non-controlling Interest and Perpetual Instruments	1,438,796	3,268,352	(56%)
Stockholders' Equity Attributable to Controlling Interest	15,952,165	16,112,781	(1%)

2011 First Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

INCOME STATEMENT	January - March 2011	January - March 2010	% Var.	First quarter 2011	First quarter 2010	% Var.
Net Sales	40,744,726	38,793,763	5%	40,744,726	38,793,763	5%
Cost of Sales	(29,149,901)	(28,340,166)	(3%)	(29,149,901)	(28,340,166)	(3%)
Gross Profit	11,594,825	10,453,597	11%	11,594,825	10,453,597	11%
Selling, General and Administrative Expenses	(9,519,826)	(8,561,539)	(11%)	(9,519,826)	(8,561,539)	(11%)
Operating Income	2,074,999	1,892,059	10%	2,074,999	1,892,059	10%
Other Expenses, Net	(910,400)	(1,119,676)	19%	(910,400)	(1,119,676)	19%
Operating Income After Other Expenses, Net	1,164,599	772,383	51%	1,164,599	772,383	51%
Financial Expenses	(4,173,408)	(4,011,804)	(4%)	(4,173,408)	(4,011,804)	(4%)
Financial Income	123,987	81,571	52%	123,987	81,571	52%
Exchange Gain (loss), Net	1,312,784	724,956	81%	1,312,784	724,956	81%
Monetary Position Gain (loss)	27,864	(545)	N/A	27,864	(545)	N/A
Gain (loss) on Financial Instruments	(527,439)	(521,191)	(1%)	(527,439)	(521,191)	(1%)
Total Comprehensive Financing (cost) Income	(3,236,211)	(3,727,012)	13%	(3,236,211)	(3,727,012)	13%
Net Income Before Income Taxes	(2,071,612)	(2,954,630)	30%	(2,071,612)	(2,954,630)	30%
Income Tax	(1,063,454)	(1,098,218)	3%	(1,063,454)	(1,098,218)	3%
Net Income Before Participation of Uncons. Subs.	(3,135,067)	(4,052,847)	23%	(3,135,067)	(4,052,847)	23%
Participation in Unconsolidated Subsidiaries	(218,505)	(298,713)	27%	(218,505)	(298,713)	27%
Consolidated Net Income (loss)	(3,353,571)	(4,351,561)	23%	(3,353,571)	(4,351,561)	23%
Non-controlling interest Net Income (loss)	(28,511)	8,954	N/A	(28,511)	8,954	N/A
CONTROLLING INTEREST NET INCOME (LOSS)	(3,325,060)	(4,360,516)	24%	(3,325,060)	(4,360,516)	24%
Operating EBITDA	6,243,048	6,566,383	(5%)	6,243,048	6,566,383	(5%)
Earnings (loss) per ADS	(3.27)	(4.40)	26%	(3.27)	(4.40)	26%

BALANCE SHEET	As of March 31 2011	As of March 31 2010	% Var.
Total Assets	506,343,737	556,160,532	(9%)
Cash and Temporary Investments	7,806,445	18,136,715	(57%)
Trade Accounts Receivables	15,469,476	13,793,209	12%
Other Receivables	12,930,181	9,887,367	31%
Inventories	16,822,405	17,318,652	(3%)
Other Current Assets	3,181,541	3,569,936	(11%)
Current Assets	56,210,048	62,705,879	(10%)
Fixed Assets	225,872,841	239,422,407	(6%)
Other Assets	224,260,849	254,032,246	(12%)
Total Liabilities	299,391,303	316,609,723	(5%)
Current Liabilities	48,687,413	50,184,912	(3%)
Long-Term Liabilities	202,178,710	194,017,191	4%
Other Liabilities	48,525,180	72,407,620	(33%)
Consolidated Stockholders' Equity	206,952,434	239,550,808	(14%)
Non-controlling Interest and Perpetual Instruments	17,121,667	40,396,830	(58%)
Stockholders' Equity Attributable to Controlling Interest	189,830,768	199,153,978	(5%)

2011 First Quarter Results

Page 10

OPERATING RESULTS

CEMEX

Operating Summary per Country

In thousands of US dollars

	January - March				First quarter			
NET SALES	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	842,205	741,544	14%	7%	842,205	741,544	14%	7%
U.S.A.	506,580	551,785	(8%)	(8%)	506,580	551,785	(8%)	(8%)
Europe	1,170,577	946,968	24%	21%	1,170,577	946,968	24%	21%
South / Central America and Caribbean	396,449	367,371	8%	7%	396,449	367,371	8%	7%
Africa and Middle East	248,390	263,609	(6%)	(3%)	248,390	263,609	(6%)	(3%)
Asia	121,746	124,545	(2%)	(7%)	121,746	124,545	(2%)	(7%)
Others and intercompany eliminations	*98,168*	*46,826*	*110%*	*110%*	*98,168*	*46,826*	*110%*	*110%*
TOTAL	3,384,113	3,042,648	11%	9%	3,384,113	3,042,648	11%	9%
GROSS PROFIT								
Mexico	423,103	363,343	16%	10%	423,103	363,343	16%	10%
U.S.A.	(51,535)	(27,871)	(85%)	(85%)	(51,535)	(27,871)	(85%)	(85%)
Europe	253,131	137,911	84%	80%	253,131	137,911	84%	80%
South / Central America and Caribbean	160,581	158,292	1%	(0%)	160,581	158,292	1%	(0%)
Africa and Middle East	88,951	93,403	(5%)	0%	88,951	93,403	(5%)	0%
Asia	35,189	44,430	(21%)	(24%)	35,189	44,430	(21%)	(24%)
Others and intercompany eliminations	*53,605*	*50,383*	*6%*	*6%*	*53,605*	*50,383*	*6%*	*6%*
TOTAL	963,025	819,890	17%	14%	963,025	819,890	17%	14%
OPERATING INCOME								
Mexico	256,031	220,998	16%	9%	256,031	220,998	16%	9%
U.S.A.	(191,038)	(180,746)	(6%)	(6%)	(191,038)	(180,746)	(6%)	(6%)
Europe	(30,902)	(82,016)	62%	63%	(30,902)	(82,016)	62%	63%
South / Central America and Caribbean	94,692	104,736	(10%)	(11%)	94,692	104,736	(10%)	(11%)
Africa and Middle East	68,935	70,717	(3%)	4%	68,935	70,717	(3%)	4%
Asia	15,588	27,777	(44%)	(45%)	15,588	27,777	(44%)	(45%)
Others and intercompany eliminations	*(40,964)*	*(13,069)*	*(213%)*	*(192%)*	*(40,964)*	*(13,070)*	*(213%)*	*(192%)*
TOTAL	172,342	148,397	16%	11%	172,342	148,397	16%	11%

2011 First Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - March				First quarter			
OPERATING EBITDA	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	291,801	257,964	13%	7%	291,801	257,964	13%	7%
U.S.A.	(47,935)	(23,378)	(105%)	(105%)	(47,935)	(23,378)	(105%)	(105%)
Europe	49,713	(885)	N/A	N/A	49,713	(885)	N/A	N/A
South / Central America and Caribbean	116,714	126,265	(8%)	(9%)	116,714	126,265	(8%)	(9%)
Africa and Middle East	79,870	83,439	(4%)	1%	79,870	83,439	(4%)	1%
Asia	21,148	32,986	(36%)	(38%)	21,148	32,986	(36%)	(38%)
Others and intercompany eliminations	*7,215*	*38,620*	*(81%)*	*(74%)*	*7,215*	*38,620*	*(81%)*	*(74%)*
TOTAL	518,526	515,010	1%	(2%)	518,526	515,010	1%	(2%)

OPERATING EBITDA MARGIN								
Mexico	34.6%	34.8%			34.6%	34.8%		
U.S.A.	(9.5%)	(4.2%)			(9.5%)	(4.2%)		
Europe	4.2%	(0.1%)			4.2%	(0.1%)		
South / Central America and Caribbean	29.4%	34.4%			29.4%	34.4%		
Africa and Middle East	32.2%	31.7%			32.2%	31.7%		
Asia	17.4%	26.5%			17.4%	26.5%		
CONSOLIDATED MARGIN	15.3%	16.9%			15.3%	16.9%		

2011 First Quarter Results

Page 12

OPERATING RESULTS

CEMEX

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - March			First quarter		
	2011	2010	% Var.	2011	2010	% Var.
Consolidated cement volume *	15,265	14,445	6%	15,265	14,445	6%
Consolidated ready-mix volume	12,281	10,757	14%	12,281	10,757	14%
Consolidated aggregates volume	35,171	32,502	8%	35,171	32,502	8%

Per-country volume summary

	January - March	First quarter	First quarter 2011 Vs.
DOMESTIC GRAY CEMENT VOLUME	2011 Vs. 2010	2011 Vs. 2010	Fourth quarter 2010
Mexico	1%	1%	(5%)
U.S.A.	(4%)	(4%)	(13%)
Europe	25%	25%	(6%)
South / Central America and Caribbean	4%	4%	7%
Africa and Middle East	(7%)	(7%)	(1%)
Asia	(5%)	(5%)	12%
READY-MIX VOLUME			
Mexico	16%	16%	(14%)
U.S.A.	(10%)	(10%)	(5%)
Europe	29%	29%	1%
South / Central America and Caribbean	8%	8%	2%
Africa and Middle East	9%	9%	(7%)
Asia	2%	2%	(27%)
AGGREGATES VOLUME			
Mexico	8%	8%	(27%)
U.S.A.	(11%)	(11%)	(9%)
Europe	21%	21%	(5%)
South / Central America and Caribbean	35%	35%	43%
Africa and Middle East	1%	1%	(8%)
Asia	5%	5%	(14%)

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2011 First Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in US Dollars

DOMESTIC GRAY CEMENT PRICE

January - March 2011 Vs. 2010

First quarter 2011 Vs. 2010

First quarter 2011 Vs. Fourth quarter 2010

Mexico

11%

11%

7%

U.S.A.

(3%)

(3%)

1%

Europe (*)

(1%)

(1%)

7%

South / Central America and Caribbean (*)

3%

3%

3%

Africa and Middle East (*)

(9%)

(9%)

(3%)

Asia (*)

0%

0%

(1%)

READY-MIX PRICE

Mexico

12%

12%

5%

U.S.A.

(0%)

(0%)

0%

Europe (*)

3%

3%

8%

South / Central America and Caribbean (*)

4%

4%

1%

Africa and Middle East (*)

2%

2%

1%

Asia (*)

15%

15%

8%

AGGREGATES PRICE

Mexico

18%

18%

13%

U.S.A.

5%

5%

2%

Europe (*)

4%

4%

12%

South / Central America and Caribbean (*)

(4%)

(4%)

8%

Africa and Middle East (*)

8%

8%

7%

Asia (*)

13%

13%

8%

(*)	Volume weighted-average price.

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE

January - March 2011 Vs. 2010

First quarter 2011 Vs. 2010

First quarter 2011 Vs. Fourth quarter 2010

Mexico

5%

5%

4%

U.S.A.

(3%)

(3%)

1%

Europe (*)

(3%)

(3%)

3%

South / Central America and Caribbean (*)

1%

1%

2%

Africa and Middle East (*)

(2%)

(2%)

(1%)

Asia (*)

(4%)

(4%)

(1%)

READY-MIX PRICE

Mexico

6%

6%

2%

U.S.A.

(0%)

(0%)

0%

Europe (*)

0%

0%

5%

South / Central America and Caribbean (*)

2%

2%

1%

Africa and Middle East (*)

(1%)

(1%)

1%

Asia (*)

7%

7%

6%

AGGREGATES PRICE

Mexico

12%

12%

9%

U.S.A.

5%

5%

2%

Europe (*)

2%

2%

9%

South / Central America and Caribbean (*)

(5%)

(5%)

8%

Africa and Middle East (*)

4%

4%

6%

Asia (*)

2%

2%

6%

(*)	Volume weighted-average price.

OTHER ACTIVITIES

CEMEX announces private agreement to exchange a portion of its outstanding perpetual debentures for new 9.25% US Dollar notes due 2020

On February 25, 2011, CEMEX announced that it entered into a private agreement with an institutional investor providing for the investor to exchange €119,350,000.00 (equivalent to US$162,423,415.00 at an exchange rate of €1.3609 per US$1.00) aggregate principal amount of 6.277% Fixed-to- Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited and held by the investor (including accrued interest thereon) for US$125,331,000.00 aggregate principal amount of new 9.25% US Dollar-Denominated Senior Secured Notes due 2020, to be issued by CEMEX España, S.A., acting through its Luxembourg branch, and guaranteed by CEMEX, CEMEX México, S.A. de C.V., and New Sunward Holding B.V.

CEMEX announces subscription issue price of new CPOs

On March 31, 2011, CEMEX announced that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the general ordinary shareholders meeting held on February 24, 2011, CEMEX shareholders will receive new shares as follows:

1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.

1 new CEMEX American Depositary Share (“ADS”) per 25 ADSs held.

No cash will be distributed by CEMEX, not even for fractions from which no shares are issued.

The delivery of the new CPOs or shares is being made starting on March 30, 2011. Only holders of record of CEMEX CPOs or ADSs as of March 29, 2011 (the record date) received new shares as a result of the increase in the capital stock. The new ADSs to be issued were distributed on or about March 31, 2011. As a result, the conversion rate of CEMEX’s optional convertible subordinated notes due 2015, 2016, and 2018, as well as CEMEX’s mandatory convertible obligations due 2019, will be adjusted accordingly. The price is MXN10.5185 per new CEMEX CPO. The shares were issued at an approximate price of MXN3.5062 per share, of which MXN0.00277661 will go to our capital stock and the remaining amount as premium, and will be deemed fully paid by a capitalization of retained earnings. CEMEX shareholders will not be required to pay any consideration in connection with the issuance of the shares.

Extraordinary Shareholder Meeting

On February 24, 2011, CEMEX held an Extraordinary Shareholders’ Meeting in which our shareholders approved an increase in the variable portion of our capital stock of up to 6 billion shares (equivalent to 2 billion CPOs or 200 million ADSs). Pursuant to the resolution approved by our shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds and, until then, these shares will be kept in the company’s Treasury. With the issuance on March 15, 2011 of approximately US$1.67 Billion in convertible subordinated notes due in 2016 and 2018, substantially all the new shares approved at CEMEX’s Extraordinary Shareholders Meeting have been reserved to satisfy conversion of the notes. Consequently, CEMEX does not expect to undertake any additional equity capital rising in the near future.

CEMEX announces senior level organizational changes

On April 11, 2011, CEMEX announced changes to its senior level organization, effective April 12, 2011.

CEMEX’s operations, now organized in six regions, will be led by the following executives, all of whom have served previously in various senior level operating positions within the company:

Juan Romero, President of CEMEX Mexico, who will also oversee Global Technology;

Karl Watson, Jr., President of CEMEX USA;

Jaime Elizondo, President of CEMEX South America and The Caribbean, who will also oversee Global Procurement;

Ignacio Madridejos, President of CEMEX Northern Europe, who will also oversee Global Energy and Sustainability;

Jaime Muguiro, President of CEMEX Mediterranean;

Joaquin Estrada, President of CEMEX Asia, who will also oversee Global Trading.

Additionally, CEMEX has appointed the following executives to lead the company’s corporate staff functions:

Fernando A. Gonzalez, Executive Vice President of Finance and Administration, who will also directly assume the role of Chief Financial Officer;

Juan Pablo San Agustin, Executive Vice President for Strategic Planning and Business Development; and

Luis Hernandez, Executive Vice President for Organization and Human Resources.

These nine executives will report directly to CEMEX’s Chairman and CEO, Lorenzo H. Zambrano, and, with him, comprise the company’s ten member Executive Committee.

OTHER INFORMATION

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective beginning January 1, 2010. The new law included changes to the tax consolidation regime that will require CEMEX, among other things, to determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 and onward. These changes also required the payment of taxes on dividends between entities of the tax consolidation group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should had been recovered by such individual entities over the succeeding 10 years. This new law increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreasing to 28% for 2014 and future years. Pursuant to the new tax law, the Parent Company was required to pay in 2010 (at the new 30% tax rate) 25% of the tax that result from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% is required to be paid as follows: 25% in 2011, 20% in 2012, 15% in 2013, and 15% in 2014. In connection with the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the Parent Company recognized the nominal value of estimated taxes payable in connection with the aforementioned amendments in the law for approximately US$799 million. This amount was recognized by the Parent Company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the Parent Company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the Parent Company reduced its estimated tax payable by approximately US$235 million against a credit to “Retained earnings.” In 2010, changes in the Parent Company’s tax payable associated to the tax consolidation in Mexico are as follows (US$ Millions):

2010

Balance at the beginning of the period

$ 799

Income tax received from subsidiaries

$ 202

Restatement for the period

$ 28

Payments during the period

($26 )

Deduction associated with additional tax rules

($235 )

Other

$ 47

Balance at the end of the period

$ 815

As of December 31, 2010, the balance of tax loss carryforwards that have not been considered in the tax consolidation is approximately US$463 million. As of December 31, 2010, the estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime in Mexico was as follows (US$ Millions):

2010

2011

$ 40

2012

$ 54

2013

$ 54

2014

$ 156

2015

$ 165

2016 and thereafter

$ 346

$ 815

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of March 31, 2011 presented elsewhere in this quarterly report, include within “Other Assets” our net investment in our confiscated Venezuelan assets as of the same dates. Our net investment in our Venezuelan assets as of March 31, 2011 is as follows:

Millions of pesos March 31, 2011

Net total assets MXN5,690

Accounting effects related to the exercise of Ready Mix USA’s put option

In relation to CEMEX’s joint ventures with Ready Mix USA, a) CEMEX Southeast, LLC, the joint venture owned at 50.01% by CEMEX; and b) Ready Mix USA LLC, the joint venture owned at 50.01% by Ready Mix USA, on September 30, 2010, Ready Mix USA exercised its put option. As a result, upon closing of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement, and that is expected in September 2011, CEMEX will acquire its venture partner’s interests in the two joint ventures. The purchase price for CEMEX’s partner’s interests including a non-compete agreement will be approximately US$355 million. Ready Mix USA will continue to manage the joint venture in which it has a majority interest (Ready Mix USA LLC) until the closing of the transaction. As of March 31, 2011, CEMEX has not recognized a liability, as the fair value of the net assets exceeds the estimated purchase price. Had the purchase price exceeded the fair value of the net assets to be acquired, a loss would have been recognized. As of March 31, 2011, Ready Mix USA, LLC had approximately US$22.8 million (unaudited) in net debt (debt less cash and cash equivalents), which will be consolidated upon closing of the transaction.

OTHER INFORMATION

Migration of CEMEX to International Financial Reporting Standards in 2012

Based on requirements issued in 2009 by the Mexican National Banking and Securities Commission or Comisión Nacional Bancaria y de Valores, all entities that trade their securities in the Mexican Stock Exchange must adopt the International Financial Reporting Standards (“IFRS”) for the preparation of their consolidated financial statements no later than January 1, 2012. CEMEX began the planning of its IFRS migration process during the last quarter of 2009. In summary, the status of CEMEX’s IFRS migration process as of March 31, 2011, was as follows:

Stage 1. Communication to the organization and IFRS training

These activities were undertaken and finalized between November 2009 and June 2010. Jointly with its external consultant for the IFRS migration project, CEMEX designed and implemented specific IFRS training programs for the team involved directly in the generation of financial information, the corporate support team, and the personnel in the Business Units. These training programs consisted of: a) obligatory self training based on a specialized Intranet; b) training based in webcasts oriented to a wide-range of personnel, by means of which, experts covered a variety of significant topics for CEMEX; and c) face-to-face training sessions for key personnel directly involved in the determination and quantification of the main differences between IFRS and Mexican FRS.

Stage 2. Evaluation of accounting and business impacts

CEMEX concluded the documentation phase of this stage in November 2010. CEMEX elected to prepare its initial balance sheet under IFRS as of January 1, 2010, in order to report three years of operations under IFRS at the 2012 year end. Based on IFRS 1, “IFRS First Time Adoption,” for purposes of the initial balance sheet, external appraisers are currently finalizing the valuation of CEMEX’s main fixed assets at fair value. As allowed by IFRS 1, CEMEX elected not to revisit the accounting treatment of business acquisitions made before January 1, 2010. CEMEX expects to conclude its initial balance sheet under IFRS at the end of the second quarter 2011, and to complete the adaptation of its transactional systems for the ongoing generation of information under IFRS during the third quarter 2011.

Stage 3. Parallel financial information generation under IFRS

During the third quarter of 2011, CEMEX will begin [to prepare] its financial statements under IFRS for the years 2010 and 2011. Although CEMEX has not yet finished the calculation of its initial IFRS balance sheet amounts, as a result of the revaluation of its main fixed assets to fair value as of the migration date, CEMEX anticipates changes in the non cash depreciation and depletion amounts in its IFRS financial statements for the years 2010 and each year thereafter, as compared to those previously reported under Mexican FRS. In connection with certain assets and liabilities, CEMEX expects that its programs for the sale of accounts receivable (“securitization programs”) under IFRS will not qualify for derecognition of the trade receivable; consequently, any resources obtained under these programs would be recognized against a liability. Regardless of the accounting treatment, the proceeds obtained through CEMEX’s securitization programs do not represent debt for purposes of the calculation of the leverage ratio under the Financing Agreement.

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for first quarter 2011 and first quarter 2010 are 12.04 and 12.75 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of March 31, 2011, and March 31, 2010, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2011 and 2010, provided below.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Austria, Croatia, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Spain, Sweden, and the United Kingdom.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other businesses in existing markets.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,016.1 million for first quarter 2011 and 998.1 million for first quarter 2010.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations should be considered as issued at the beginning of the period.

Exchange rates	January - March		First quarter	
	2011 Average	2010 Average	2011 Average	2010 Average
Mexican peso	12.04	12.75	12.04	12.75
Euro	0.7227	0.7313	0.7227	0.7313
British pound	0.6248	0.6446	0.6248	0.6446

Amounts provided in units of local currency per US dollar.

2011 First Quarter Results Page 19